Exhibit 99.1

Kandi Technologies Announces a 1-for-10 Reverse Stock Split

Jinhua, China, Oct. 13, 2026 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (“Kandi” or the “Company”) (NASDAQ GS: KNDI), a global innovator in intelligent equipment and a technology-driven platform company, announced that it expects to implement a 1-for-10 reverse stock split, or consolidation of its ordinary shares, par value of $0.001 per share (the “Ordinary Shares”), effective at the opening of market on Friday, October 16, 2026 (the “Reverse Stock Split”). Trading of the Company’s Ordinary Shares will begin on a split-adjusted basis at the market open on that date. Prior to the effectiveness of the Reverse Stock Split, the Company has 103,002,499 Ordinary Shares issued and outstanding, which includes 2,077,134 shares the Company repurchased in the year of 2024. Trading in the Ordinary Shares on a split-adjusted basis will continue on the Nasdaq Global Select Market under the symbol “KNDI.” The new CUSIP number for the Ordinary Shares following the Reverse Stock Split is G5214E111.

Upon effectiveness of the Reverse Stock Split, every 10 Ordinary Shares of the Company will be consolidated into one Ordinary Share. The Company’s Ordinary Shares have a par value of $0.001 per share prior to the Reverse Stock Split and will have a par value of $0.01 per share following the Reverse Stock Split. Fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share at a participant level. The Reverse Stock Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Reserves Stock Split was approved by the Company’s board of directors.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (NASDAQ GS: KNDI) is a global innovator in intelligent equipment and a technology-driven platform company. It leverages technological innovation, a global supply chain, and advanced manufacturing to transform industries and expand real-world applications, bringing technology closer to people’s everyday lives. Guided by a “one core, two growth engines” framework, the Company anchors its business in all-domain intelligent vehicles, with battery swapping equipment and intelligent robotics as two growth pillars. Driven by its mission to bring joy to daily life, Kandi Technologies Group Inc. fosters shared success and sustainable, long-term growth through open collaboration and mutually beneficial partnerships, creating enduring industrial and societal value while building a globally respected brand.

For more information, please visit ir.kandigroup.com. The Company provides important updates on its website.

For investor and media inquiries, please contact:

Kandi Technologies Group, Inc.
Kewa Luo
Tel: +1 (212) 551-3610
Email: IR@kandigroup.com

Piacente Financial Communications
Brandi Piacente
Tel: +86-10-6508-0677
Email: Kandi@thepiacentegroup.com